UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)
            Under the Securities Exchange Act of 1934

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                        TO RULE 13d-2(a)
                       (Amendment No. 1)*


                    RAINING DATA CORPORATION
              (f/k/a Omnis Technology Corporation)
               ----------------------------------
                        (Name of Issuer)

                  Common Stock, $.10 par value
                  ----------------------------
                 (Title of Class of Securities)

                            096434105
                           -----------
                         (CUSIP Number)

                        Douglas L. Hammer
                 Shartsis, Friese & Ginsburg LLP
                 One Maritime Plaza, 18th Floor
                    San Francisco, CA  94111
                         (415) 421-6500
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 25, 2001
                         ---------------
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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CUSIP No. 096434105          SCHEDULE 13D                     Page 2 of 11


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 096434105          SCHEDULE 13D                     Page 3 of 11


 1    Name of Reporting Person                          GEOFFREY P. WAGNER

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds                                                   PF

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                   United States

                    7    Sole Voting Power                     -2,310,000-
   NUMBER OF
     SHARES         8    Shared Voting Power                           -0-
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                -2,310,000-
   REPORTING
  PERSON WITH      10    Shared Dispositive Power                      -0-

 11    Aggregate Amount Beneficially Owned by Reporting        -2,310,000-
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              14.4%

 14    Type of Reporting Person                                     IN, HC

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CUSIP No. 096434105          SCHEDULE 13D                     Page 4 of 11


 1    Names of Reporting Persons                      ROCKPORT GROUP, L.P.

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                      California

                    7    Sole Voting Power                     -2,270,000-
   NUMBER OF
     SHARES         8    Shared Voting Power                           -0-
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                -2,270,000-
   REPORTING
  PERSON WITH      10    Shared Dispositive Power                      -0-

 11    Aggregate Amount Beneficially Owned by Reporting        -2,270,000-
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11              14.1%

 14    Type of Reporting Person                                         PN

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CUSIP No. 096434105          SCHEDULE 13D                     Page 5 of 11


 1    Names of Reporting Persons                RCJ CAPITAL PARTNERS, L.P.

      IRS Identification Nos. of Above Persons

 2    Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                   (b) [ ]
 3    SEC USE ONLY

 4    Source of Funds

 5    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                          [ ]

 6    Citizenship or Place of Organization                        Delaware

                    7    Sole Voting Power                       -850,000-
   NUMBER OF
     SHARES         8    Shared Voting Power                           -0-
  BENEFICIALLY
 OWNED BY EACH      9    Sole Dispositive Power                  -850,000-
   REPORTING
  PERSON WITH      10    Shared Dispositive Power                      -0-

 11    Aggregate Amount Beneficially Owned by Reporting          -850,000-
       Person

 12    Check Box if the Aggregate Amount in Row 11                     [ ]
       Excludes Certain Shares

 13    Percent of Class Represented by Amount in Row 11               5.3%

 14    Type of Reporting Person                                         PN

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CUSIP No. 096434105          SCHEDULE 13D                     Page 6 of 11

Item 1.     Security and Issuer

        This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data Corporation, formerly known as Omnis Technology Corporation, (the "Issuer"). The principal executive office of the Issuer is 17500 Cartwright Rd., Irvine, CA 92614-5846.

Item 2.     Identity and Background

        This Schedule is filed on behalf of RCJ Capital Partners, L.P. ("RCJ"), Rockport Group, L.P. ("Rockport") and Geoffrey P.
Wagner ("Wagner") each of whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

        RCJ is an investment limited partnership whose sole general partner is Rockport. Rockport is an investment advisor registered as such with the SECWagner is Rockport's sole general partner. Wagner is also the Secretary and a director of the Issuer.

        None of RCJ, Rockport or Wagner has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        None of RCJ, Rockport or Wagner has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        RCJ is a Delaware limited partnership, Rockport is a California limited partnership and Wagner is a United States citizen.

        RCJ is filing this statement jointly with the other reporting persons, but not as a member of a group and expressly disclaims membership in a group.

Item 3.     Source and Amount of Funds or Other Consideration

        The source of funds to make the acquisition listed in
Item 5 was the personal funds of Wagner. The total amount of funds to make the acquisition listed in Item 5 was $18,567.47.

Item 4.     Purpose of Transaction.

        The reporting persons hold the Issuer's Common Stock for investment purposes. Depending upon market conditions and other factors, one or more of the reporting persons may acquire additional securities of the Issuer or may dispose of some or all

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CUSIP No. 096434105          SCHEDULE 13D                     Page 7 of 11

of the securities of the Issuer beneficially owned by him or it.
The reporting persons reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they consider to be in their interests.

        At its August 27, 2001 meeting, the Board of Directors of the Issuer made several changes in management of the Issuer, including (i) the appointment of Carlton H. Baab as President and Chief Executive Officer of the Issuer, replacing the Issuer's Interim CEO, Bryce Burns and the Issuer's current President, Richard Lauer, and (ii) the appointment of Wagner as Chairman of the Issuer's Board. Other changes to management were also made at the meeting. These actions were announced in a press release on August 28, 2001. The management changes were supported by Richard W. Koe ("Koe") who was in attendance at the meeting on behalf of Astoria Capital Management, Inc. ("ACM") and Astoria Capital Partners, L.P. ("Astoria"), a private investment limited partnership. Koe is a general partner of Astoria and the president and sole shareholder of ACM, Astoria's other general partner. Koe, ACM and Astoria collectively beneficially own approximately 54.8% of the Issuer's outstanding stock and have reported their beneficial ownership of the Issuer's securities on
Schedule 13D. Mr. Baab is an employee of ACM, but will be taking a paid leave of absence.

        Beginning Saturday, August 25, 2001, Wagner and Koe met regarding the potential advantages of the changes in the Issuer's management that were effected at the Board meeting. Wagner agreed to accept the position of Chairman of the Board if appointed and to advocate the actions referred to above.

        In his role as Chairman, Wagner will be actively involved in all matters that come before the Board, including monitoring and evaluating management and nominating directors for election and reelection at the Issuer's annual meetings. Wagner anticipates that the Board may consider changes in the size of the Board, but no particular plans or proposals have been made. As Chairman, Wagner considers and votes on, and may discuss with other directors or holders of stock of the Issuer, matters that may come or have come before the Board. Wagner reserves all rights of a member of the Board of Directors.

        Except as described above, the reporting persons do not currently have any plans or proposals which relate to or would result in any of the following:

	(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

	(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;


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CUSIP No. 096434105          SCHEDULE 13D                     Page 8 of 11

	(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the present capitalization or dividend policy of the Issuer;

	(f) Any other material change in the Issuer's business or corporate structure;

	(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h) Causing a class of securities to the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

	(i) Any action similar to those enumerated above.


Item 5.     Interest in Securities of the Issuer

	(a) RCJ beneficially owns 850,000 shares of Common Stock. The percentage of Common Stock beneficially owned by RCJ is 5.3%.

	Rockport beneficially owns 2,270,000 shares of Common Stock which includes 1,420,000 shares owned directly plus the 850,000 shares owned by RCJ. The percentage of Common Stock beneficially owned by Rockport is 14.1%

	In addition to the shares beneficially owned by Rockport, Wagner personally owns 25,833 shares of Common Stock. Wagner also holds a warrant to acquire an additional 4,167 shares at an exercise price of $0.71875 per share. Additionally, a trust of which Wagner's wife is the sole beneficiary beneficially owns 10,000 shares of the securities reported as beneficially owned by Wagner. The total number of shares of Common Stock beneficially owned by Wagner is 2,310,000. The percentage of Common Stock beneficially owned by Wagner is 14.4%.

	(b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

	(c) On February 1, 2001, Wagner acquired 25,833 shares of Common Stock at a purchase price of $0.71875 per share, or an aggregate purchase price of $18,567.47. The shares were acquired in a private transaction with the Issuer through the partial exercise of a warrant to purchase 30,000 shares of Common Stock.

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CUSIP No. 096434105          SCHEDULE 13D                     Page 9 of 11

	(d) As discussed above, 10,000 shares of the Common Stock reported as beneficially owned by Wagner are the property of a trust of which Wagner's spouse is the sole beneficiary. The trust has the right to receive the dividends from, or the proceeds from the sale of, such securities.

	(e) Not Applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to
            Securities of the   Issuer

        As a general partner of Rockport, which is the general partner of RCJ, Wagner has effective investment and voting control over the Common Stock Held by Rockport and RCJ.
See Items 2 and 4 above.

        As disclosed in Item 4, Koe and Wagner met and reached an understanding regarding a proposal to the Issuer's Board of Directors regarding changes to the Issuer's management, including the appointment of Wagner as Chairman of the Board and an employee of ACM (now on leave of absence, but with pay, from ACM) as President and CEO. As a director, Wagner supported the proposal. No votes of shareholders were proposed or held. ACM/Astoria and RCJ/Rockport operate from the same business address and Koe and Wagner may from time to time consult with one another with respect to their respective investments in the Issuer and may share information relating to the Issuer with one another.

        Except as disclosed in this Schedule 13D, there currently are no contracts, arrangements, understandings or relationships
(legal or otherwise) among the reporting persons or between the reporting persons and other persons with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G.

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CUSIP No. 096434105          SCHEDULE 13D                    Page 10 of 11


                           Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED August 31, 2001

                                   RCJ CAPITAL PARTNERS, L.P.
                                   By its general partner
                                   Rockport Group, L.P.


                                   /s/ Geoffrey P. Wagner
				   ______________________
                                   By: Geoffrey P. Wagner
                                   Its: General Partner


                                   ROCKPORT GROUP, L.P.


                                   /s/ Geoffrey P. Wagner
				   ______________________
                                   By: Geoffrey P. Wagner
                                   Its: General Partner


                                   GEOFFREY P. WAGNER


                                   /s/ Geoffrey P. Wagner
				   ______________________

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CUSIP No. 096434105          SCHEDULE 13D                    Page 11 of 11


                            Exhibit A


    Agreement Regarding Joint Filing of Statement on Schedule
                           13D or 13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section
13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation, f/k/a Omnis
Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Geoffrey P. Wagner as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities
Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  August 31, 2001


                                   RCJ CAPITAL PARTNERS, L.P.
                                   By its general partner
                                   Rockport Group, L.P.


                                   /s/ Geoffrey P. Wagner
                                   ----------------------
                                   By: Geoffrey P. Wagner
                                   Its: General Partner


                                   ROCKPORT GROUP, L.P.


                                   /s/ Geoffrey P. Wagner
                                   ----------------------
                                   By: Geoffrey P. Wagner
                                   Its: General Partner

                                   GEOFFREY P. WAGNER


                                   /s/ Geoffrey P. Wagner
                                   ----------------------